Exhibit 99.1

Dominion Diamond Corporation Provides Further Update on Process Plant Fire at Ekati Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--June 27, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) reports that the fire which occurred in the process plant at the Ekati Diamond Mine on June 23rd was successfully extinguished on the same day, all personnel were safely evacuated from the plant and no injuries have been reported. The initial assessment of the process plant confirms damages were limited to a small area, with no damage to the main structural components. Repairs will require the replacement of one of the main degritting screens and associated components, as well as some electrical wiring and related infrastructure. The duration of the shutdown is still unknown as our team, assisted by technical experts, continues the assessment.

Surface and underground mining activities were not impacted by the fire at the process plant, and continue as planned. Ore mined during the process plant downtime will be stockpiled, with the intention to prioritize the processing of the highest value material when the plant restarts.

The Company will provide an update as further information becomes available.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca